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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE TO

                                (RULE 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                              TRAVELOCITY.COM INC.

                       (NAME OF SUBJECT COMPANY (ISSUER))

                           SABRE HOLDINGS CORPORATION

                      (NAMES OF FILING PERSONS (OFFERORS))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE,

                         (TITLE OF CLASS OF SECURITIES)

                                    893953109

                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                JAMES F. BRASHEAR
                             DEPUTY GENERAL COUNSEL
                           SABRE HOLDINGS CORPORATION
                                3150 SABRE DRIVE
                             SOUTHLAKE, TEXAS 76092
                                 (682) 605-1000

       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
           NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                   COPIES TO:
                             CHARLES M. NATHAN, ESQ.
                                LATHAM & WATKINS
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 906-1200

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                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION                            AMOUNT OF FILING FEE
      ---------------------                            --------------------
             N/A                                                N/A


 / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:  N/A                       Filing Party:  N/A
          Form or Registration No.:  N/A                     Date Filed:  N/A

 /X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 /X/      third-party tender offer subject to Rule 14d-1

 / /      issuer tender offer subject to Rule 13e-4

 /X/      going-private transaction subject to Rule 13e-3

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 / /      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

ITEMS 1-11.

N/A

ITEM 12. EXHIBITS

(a)(1)(A) Text of News Release issued by Sabre Holdings Corporation on February 19, 2002

(a)(1)(B) Letter to the Board of Directors of Travelocity.com Inc. from Sabre Holdings Corporation dated February 18, 2002

(a)(1)(C) Manager Talking Points and Questions & Answers made available by Sabre Holdings Corporation to its Managers, including Questions & Answers made available to its Employees, dated February 19, 2002


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                                 EXHIBIT INDEX

(a)(1)(A) Text of News Release issued by Sabre Holdings Corporation on February 19, 2002

(a)(1)(B) Letter to the Board of Directors of Travelocity.com Inc. from Sabre Holdings Corporation dated February 18, 2002

(a)(1)(C) Manager Talking Points and Questions & Answers made available by Sabre Holdings Corporation to its Managers, including Questions & Answers made available to its Employees, dated February 19, 2002